

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-123
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SEC FILE NUMBER
8-052068



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Fallbrook Capital Corporation

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3020 N. Federal Highway, Building 10
(No. and Street)

Ft. Lauderdale	FL	33306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandt Blanken **(954) 564-5809**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	Florida	33433
(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Brandt Blanken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Fallbrook Capital Corporation, as of December 31, 31 01 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


JULIE ANN HAYES
My Commission # CC 818235
Expires: 03/16/2003
1-800-3-NOTARY Fla. Notary Service & Bonding Co.

Signature

President

Title

Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALLBROOK CAPITAL CORPORATION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

FALLBROOK CAPITAL CORPORATION
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

P Jason Ling,
CPA, P.A.

7100 W. Camino Real, # 115
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fallbrook Capital Corporation:

We have audited the accompanying statement of financial condition of Fallbrook Capital Corporation as of December 31, 2001, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

Boca Raton, Florida
February 25, 2002

FALLBROOK CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

Assets	
Current Assets	
Cash and cash equivalents	9,662
Total Assets	$ 9,662
Liabilities & Shareholders' Equity	
Liabilities	
Accounts professional fees payable	2,000
Total Liabilities	2,000
Shareholders' Equity	
Common stock, no par value, 100 shares authorized issued and outstanding	
Additional paid-in capital	17,500
Retained earnings	(9,838)
Total Shareholders' Equity	7,662
Total Liabilities and Shareholders' Equity	$ 9,662

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commission & principal trading revenue	$ 1,733,169
Interest & dividends	1,347
Total Revenues	1,734,516
Expenses	
Commissions, salaries, & benefits	1,725,000
Occupancy & administrative	1,794
Licenses & registrations	2,993
Legal & professional	9,676
Total Expenses	1,739,462
Net Income	$ (4,946)

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2000	$ -	17,500	$ (4,892)	$ 12,608
2001 net income			(4,946)	(4,946)
Balance as of December 31, 2001	$ -	$ 17,500	$ (9,838)	$ 7,662

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net Operating Income	$ (4,946)
Depreciation	-
	(4,946)
Adjustments to reconcile net operating income to net cash provided by operating activities:	
Decrease in professional fees payable	(1,000)
Decrease in prepaid expenses	1,135
Total adjustments	135
Total cash flows from operating activities	(4,811)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase (decrease) in cash & cash equivalents	(4,811)
Cash and cash equivalents - Beginning of Period	14,473
Net cash and cash equivalents - End of period	$ 9,662

The accompanying notes are an integral part of these financial statements

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business – Fallbrook Capital Corporation (the Company) is a Florida corporation formed on August 10, 1999. The Company was formed for the purpose of conducting business as a broker-dealer in private placements in direct participation programs. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company's main office is located in Ft. Lauderdale, FL, is registered in three states, and has two registered persons. The Company's only source of revenue is from commission generated from the sale private placements of direct participation programs on a best-efforts basis involving low-income housing to institutional investors.

Commission income – Commission income from private placements are recorded on a trade date basis as securities transactions occur.

Income tax status - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporation income taxes, the stockholders separately account for their share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate income taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

Comprehensive income - In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997. A statement of comprehensive income is not presented since the company had no items of other comprehensive income.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of $5,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,469 ($2,469 in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 0.27 to 1 (27%).

NOTE 3. CONTRACTUAL COMMITMENTS

The Company leases its office facilities under a "month-to-month" cancelable operating lease. The monthly rental cost is approximately $100. Rent expense for 2001 was approximately $1,100.

NOTE 4. CONCENTRATION OF REVENUE

The Company's has two customers that account for approximately 85% of gross revenue with one of the customers accounting for approximately for 60% of the total gross revenue.

NOTE 5. EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

During fiscal 1999, the FASB issued statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." This standard requires that derivatives be recognized in the balance sheet at fair value. Designation as hedges of specific assets or liabilities is permitted only if certain conditions are met. Effective in fiscal 2000, the Company will be required to record and mark to market any derivative financial instruments and related underlying assets, liabilities and firm commitments. Based on current operations, there should be minimal impact on the Company's financial statements.

NOTE 6. SUBSEQUENT EVENTS

On February 25 2002, the Board of Directors approved and the Company received $3,000 as additional paid-in capital from its shareholders.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

FALLBROOK CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2001

Computation of Net Capital		
Shareholders' equity qualified for net capital	$	7,662
Less: Non-allowable assets		-
Tentative Net Capital		7,662
Haircut on money market account		193
Net Capital		7,469
Computation of Aggregate Indebtedness		
Accounts payable & accrued expenses		2,000
Total Aggregate Indebtedness		2,000
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or		
Calculated minimum (aggregate indebtedness @ 6.67%)		134
Required Capital		5,000
Net Capital in Excess of Requirement		2,469
Ratio of aggregate indebtedness to net capital		0.27 to 1
Percentage of aggregate indebtedness to net capital		27%
Reconciliation with company's calculation as reported on December 31, 2001 FOCUS report		
Net Capital as reported in December 31, 2001 Form X-17A-5, Part IIA (unaudited) FOCUS report		9,469
Net adjustments to accrue year end payables		(2,000)
Net Capital, Per Above	$	7,469

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2001

Fallbrook Capital Corporation operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

P Jason Ling,
CPA, P.A.

7100 W. Camino Real, # 115
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Fallbrook Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Fallbrook Capital Corporation (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ly CPA, PA

Boca Raton, Florida
February 25, 2002